UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 12)*
Sears Holdings Corporation

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
812350106

(CUSIP Number)
John G. Finley, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
August 29, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 16 Pages

CUSIP No.	812350106	Page	2	of	16

1	NAME OF REPORTING PERSON ESL Investments, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		65,623,185

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		65,623,185

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	65,623,185

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.9%

14	TYPE OF REPORTING PERSON

	CO

CUSIP No.	812350106	Page	3	of	16

1	NAME OF REPORTING PERSON Edward S. Lampert

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		65,639,184

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		65,639,184

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	65,639,184

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.9%

14	TYPE OF REPORTING PERSON

	IN

CUSIP No.	812350106	Page	4	of	16

1	NAME OF REPORTING PERSON CRK Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		747

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		747

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	747

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	812350106	Page	5	of	16

1	NAME OF REPORTING PERSON RBS Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		65,284,199

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		65,284,199

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	65,284,199

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	51.6%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	812350106	Page	6	of	16

1	NAME OF REPORTING PERSON ESL Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		51,683,321

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		51,683,321

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	51,683,321

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	40.9%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	CUSIP No. 812350106	Page	7	of	16

1	NAME OF REPORTING PERSON RBS Investment Management, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		338,239

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		338,239

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	338,239

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	CUSIP No. 812350106	Page	7	of	16

1	NAME OF REPORTING PERSON ESL Institutional Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		338,239

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		338,239

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	338,239

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.3%

14	TYPE OF REPORTING PERSON

	PN

CUSIP No.	812350106	Page	9	of	16

1	NAME OF REPORTING PERSON ESL Investors, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		9,967,404

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		9,967,404

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	9,967,404

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.9%

14	TYPE OF REPORTING PERSON

	OO

CUSIP No.	812350106	Page	10	of	16

1	NAME OF REPORTING PERSON ESL Investment Management, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a) ☑
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

	N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		15,999

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		15,999

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,999

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON

	PN

     This Amendment No. 12 to Schedule 13D (this “Amendment”) relates to shares of common stock, par value $0.01 per share (“Holdings Common Stock”), of Sears Holdings Corporation (“Holdings”). This Amendment No. 12 supplementally amends the Statement on Schedule 13D, as amended, filed by the Reporting Persons (as defined below) by furnishing the information set forth below. Unless set forth below, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as amended, previously filed with the Securities and Exchange Commission.
     Based on the most recently disclosed number of outstanding shares of Holdings Common Stock, the Reporting Persons are filing this Amendment to report an increase in their respective current beneficial ownership percentages of Holdings Common Stock, which for certain of the Reporting Persons is 51.9%, resulting from a decrease in the number of outstanding shares of Holdings Common Stock.
Item 2. Identity and Background
     Item 2 is hereby amended and restated in its entirety to read as follows:
     (a) This Schedule 13D is being filed by a group consisting of ESL Investments, Inc., a Delaware corporation (“ESL”), Edward S. Lampert, RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Partners, L.P., a Delaware limited partnership (“Partners”), ESL Investment Management, L.P., a Delaware limited partnership (“Investment Management”), ESL Investors L.L.C., a Delaware limited liability company (“Investors,” and collectively with ESL, Mr. Lampert, RBSIM, Institutional, CRK LLC, RBS, Partners and Investment Management, the “Reporting Persons”). Attached as Schedule I hereto and incorporated herein by reference is a list containing the (a) name, (b) citizenship, (c) present principal occupation or employment and (d) the name, principal business address of any corporation or other organization in which such employment is conducted, of each director and executive officer of ESL (the “ESL Directors and Officers”). Other than the ESL Directors and Officers, there are no persons or corporations controlling or ultimately in control of ESL.
     (b) The principal place of business of each of the Reporting Persons is 200 Greenwich Avenue, Greenwich, CT 06830.
     (c) The principal business of each of the Reporting Persons is purchasing, holding and selling securities for investment purposes. RBS is the managing member of Investors and the general partner of Partners. ESL is the general partner of RBS, the sole member of CRK LLC and the managing member of RBSIM. RBSIM is the general partner of Institutional. Mr. Lampert is the chairman, chief executive officer and a director of ESL and the managing member of the general partner of Investment Management. Mr. Lampert is also Chairman of the Board of Directors of Holdings. Each of the Reporting Persons may also serve as general partner or managing member of certain other entities engaged in the purchasing, holding and selling of securities for investment purposes.
     (d)-(e) None of the Reporting Persons has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future state securities laws or finding any violation with respect to such laws. To the knowledge of the Reporting Persons, during the last five years, none of the ESL Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Item 3 is hereby supplemented as follows:

     Pursuant to Kmart Corporation’s Plan of Reorganization, Partners and an account established by the investment member of Investors (or one or more of their affiliates) have in the past received shares of common stock of Kmart Holding Corporation (the predecessor to Holdings) and Holdings Common Stock. Partners and an account established by the investment member of Investors (or one or more of their affiliates) may in the future receive Holdings Common Stock on account of these same trade vendor/lease rejection claims as all trade vendor/lease rejection claims held by all persons continue to be reconciled.
     Subsequent to the filing by the Reporting Persons of Amendment No. 11 to Schedule 13D, an aggregate of 273,425 shares of Holdings Common Stock were distributed by Holdings on account of previously reported trade vendor/lease rejection claims (and participations in such claims) held with respect to Kmart Corporation by Partners and an account established by the investment member of Investors. Of these shares of Holdings Common Stock, an aggregate of 208,241 were distributed to Partners and an aggregate of 65,184 were distributed to an account established by the investment member of Investors.
Item 4. Purpose of Transaction
Item 4 is hereby supplemented as follows:
     William C. Crowley, the President and Chief Operating Officer of ESL, is a member of the Board of Directors of Holdings and serves as the Chief Administrative Officer and an Executive Vice President of Holdings. Mr. Crowley also served as the Chief Financial Officer of Holdings from March 2005 to September 2006 and as the interim Chief Financial Officer of Holdings from January 2007 to October 2007.
Item 5. Interest in Securities of the Issuer
Item 5 is hereby amended and restated in its entirety to read as follows:
     (a)-(b) The following table sets forth the aggregate number of shares of Holdings Common Stock and the percentage of outstanding shares of Holdings Common Stock beneficially owned by the Reporting Persons as of September 1, 2008, based on 126,416,383 outstanding shares of Holdings Common Stock (the number of shares outstanding as of August 22, 2008 as stated in the most recent quarterly report on Form 10-Q filed by Holdings), indicating the number of shares of Holdings Common Stock for which each Reporting Person has sole or shared power to direct the vote of the disposition of such shares. The Reporting Persons as a group beneficially own an aggregate of 65,639,184 shares of Holdings Common Stock.
     With the exception of the acquisitions reported in Item 3 hereof, any changes between the beneficial ownership percentages reported in Amendment No. 11 to Schedule 13D and the beneficial ownership percentages reported herein are attributable to a decrease in the number of outstanding shares of Holdings Common Stock.

	NUMBER OF		PERCENTAGE
	SHARES		OF	SOLE		SHARED	SOLE		SHARED
REPORTING	BENEFICIALLY		OUTSTANDING	VOTING		VOTING	DISPOSITIVE		DISPOSITIVE
PERSON	OWNED		SHARES	POWER		POWER	POWER		POWER
ESL Investments, Inc.	65,623,185	(1)	51.9%	65,623,185	(1)	0	65,623,185	(1)	0
Edward S. Lampert	65,639,184	(2)	51.9%	65,639,184	(2)	0	65,639,184	(2)	0
CRK Partners, LLC	747		0.0%	747		0	747		0
RBS Partners, L.P.	65,284,199	(3)	51.6%	65,284,199	(3)	0	65,284,199	(3)	0
ESL Partners, L.P.	51,683,321		40.9%	51,683,321		0	51,683,321		0
RBS Investment Management, L.L.C.	338,239	(4)	0.3%	338,239	(4)	0	338,239	(4)	0

	NUMBER OF	PERCENTAGE
	SHARES	OF	SOLE	SHARED	SOLE	SHARED
REPORTING	BENEFICIALLY	OUTSTANDING	VOTING	VOTING	DISPOSITIVE	DISPOSITIVE
PERSON	OWNED	SHARES	POWER	POWER	POWER	POWER
ESL Institutional Partners, L.P.	338,239	0.3%	338,239	0	338,239	0
ESL Investors L.L.C.	9,967,404	7.9%	9,967,404	0	9,967,404	0
ESL Investment Management, L.P.	15,999	0.0%	15,999	0	15,999	0

(1)	This number consists of 51,683,321 shares of Holdings Common Stock held by Partners, 9,967,404 shares of Holdings Common Stock held in an account established by the investment member of Investors, 338,239 shares of Holdings Common Stock held by Institutional, 747 shares of Holdings Common Stock held by CRK LLC and 3,633,474 shares of Holdings Common Stock held by RBS.

(2)	This number consists of 51,683,321 shares of Holdings Common Stock held by Partners, 9,967,404 shares of Holdings Common Stock held in an account established by the investment member of Investors, 338,239 shares of Holdings Common Stock held by Institutional, 747 shares of Holdings Common Stock held by CRK LLC, 15,999 shares of Holdings Common Stock held by Investment Management and 3,633,474 shares of Holdings Common Stock held by RBS.

(3)	This number consists of 51,683,321 shares of Holdings Common Stock held by Partners, 9,967,404 shares of Holdings Common Stock held in an account established by the investment member of Investors and 3,633,474 shares of Holdings Common Stock held by RBS.

(4)	This number consists of 338,239 shares of Holdings Common Stock held by Institutional.
     (c) There have been no transactions in Holdings Common Stock by any of the Reporting Persons during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: September 2, 2008

ESL INVESTMENTS, INC.

By:	/s/ Adrian J. Maizey

Name: Adrian J. Maizey
Title: Chief Financial Officer

EDWARD S. LAMPERT

/s/ Edward S. Lampert

Edward S. Lampert

CRK PARTNERS, LLC

By:	ESL Investments, Inc., as its sole member

By:	/s/ Adrian J. Maizey

Name: Adrian J. Maizey
Title: Chief Financial Officer

RBS PARTNERS, L.P.

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey

Name: Adrian J. Maizey
Title: Chief Financial Officer

ESL PARTNERS, L.P.

By:	RBS Partners, L.P., as its general partner

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey

Name: Adrian J. Maizey
Title: Chief Financial Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Adrian J. Maizey

Name: Adrian J. Maizey
Title: Chief Financial Officer

ESL INSTITUTIONAL PARTNERS, L.P.

By:	RBS Investment Management, L.L.C., as its general partner

By:	ESL Investments, Inc., as its manager

By:	/s/ Adrian J. Maizey

Name: Adrian J. Maizey
Title: Chief Financial Officer

ESL INVESTORS, L.L.C.

By:	RBS Partners, L.P., as its managing member

By:	ESL Investments, Inc., as its general partner

By:	/s/ Adrian J. Maizey

Name: Adrian J. Maizey
Title: Chief Financial Officer

ESL INVESTMENT MANAGEMENT, L.P.

By:	ESL Investment Management (GP), L.L.C., as its general partner

By:	/s/ Edward S. Lampert

Name: Edward S. Lampert
Title: Managing Member

SCHEDULE I
The names, business addresses, present principal occupations, and citizenship of the directors and executive officers of ESL Investments, Inc. are set forth below. If no address is given, the director’s or executive officer’s principal business address is 200 Greenwich Avenue, Greenwich, CT 06830. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to ESL Investments, Inc.

Name and Business Address	Principal Occupation	Citizenship
Edward S. Lampert	Director, Chairman and Chief Executive Officer	United States

William C. Crowley	President and Chief Operating Officer	United States

Adrian J. Maizey	Chief Financial Officer	United Kingdom and South Africa